Exhibit 99.1

N E W S R E L E A S E

Siyata to Showcase its Mission-Critical Push-to-Talk Over Cellular SD7 Device at APCO International Conference

FirstNet® and Verizon Communications Inc. booths to showcase Siyata’s next-generation SD7 device

●	APCO 2022 will be held August 7 - 10 in Anaheim, California

●	APCO International is the world’s oldest and largest organization of public safety communications professionals

VANCOUVER, BC / ACCESSWIRE / August 1, 2022 / Siyata Mobile Inc. (NASDAQ:SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces it will showcase its SD7 rugged mission-critical push-to-talk over cellular (PoC) device with companion VK7 in-vehicle kit, and a full suite of cellular boosters at the APCO (Association of Public-Safety Communications Officials) International Conference held on August 7 - 10 in Anaheim, California. APCO International is the world’s oldest and largest organization of public safety communications professionals, supports the largest U.S. membership base of any public safety association, and serves the needs of public safety communications practitioners worldwide.

The SD7 brings push-to-talk communications into the 21st century and enables first responders and enterprise clients a simple easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the nation and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America and international markets.

“We have made significant progress on our rollout of the SD7 device since its debut at APCO 2021,” said Siyata CEO Marc Seelenfreund. “With device sales now underway and a growing network of major retailers, we are returning to APCO significantly stronger that we were a year ago, and we look forward to introducing our game-changing PoC technology to an even broader base of potential customers at this year’s event thanks to our participation with FirstNet® and Verizon Communications Inc.”

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

The SD7 offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios (LMR). Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative product line, including the SD7, is helping to service the generational shift from LMR to PoC.

Find us at APCO 2022

When: August 7-10, 2022
Where: Anaheim Convention Center, Anaheim, CA
Event Link: https://www.apco2022.org/

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry
RedChip Companies Inc.
SYTA@redchip.com
1-800 RED-CHIP (733-2447)
407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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